INTERACTIVE BROKERS CORP.

EXEMPTION REPORT

Interactive Brokers Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period of January 1, 2018 to December 31, 2018.

Interactive Brokers Corp.

I, Paul Brody, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: Director

February 28, 2019